August 14, 2006

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Julie Anne Gillespie
Direct Tel (312) 701-7132
Direct Fax (312) 706-8328
jgillespie@mayerbrownrowe.com

Ms. Rolaine S. Bancroft Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Re:	CNH Wholesale Receivables LLC Amendment No. 1 to Registration Statement Filed May 31, 2006 File No: 333-133489

Dear Ms. Bancroft:

In this letter, CNH Wholesale Receivables LLC (the “Registrant”) responds to the Commission staff’s comment letter dated June 13, 2006 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Registration Statement as filed on May 31, 2006.

The Registrant’s responses to the Comment Letter are set forth below.  The responses follow each of the staff’s comments, which are re-typed below.  Please note that the page references refer to the marked copy of the form of prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Registration Statement on Form S-3

General

1.                                       While we note your response to prior comment 7 of our letter dated May 19, 2006, please explain to us how the asset pool information you provide would allow an investor to distinguish performance of newer accounts comprising the master trust asset pool from more seasoned accounts.  Alternatively, please tell us why you do not believe disclosure of this type would be material to an investment decision.  Please refer to the section III.B.4.a.ii. of the Regulation AB adopting release.

Response

In order to clarify our response to comment 7, we would first like to highlight the distinction between the terms “Receivable” and “Account” as those terms are used throughout the Registration Statement.  A Receivable is a specific loan made to a dealer to pay off an individual invoice that arises in connection with the sale of an equipment wholegood (either agricultural or construction) or parts or a specific loan against an equipment wholegood held by a dealer for rental.  Terms on parts receivables are generally 30 days, terms on wholegoods receivables are generally between 30 days and 9 months (depending upon the type of equipment) and terms on rental receivables are generally 24 months.  An Account is a relationship with a dealer engaged in the distribution of Case, New Holland or Kobelco branded equipment to retail customers.  A dealer may operate out of several locations or outlets within a defined geographic area.  Each Account will have multiple Receivables outstanding at any point in time depending on the composition of its business mix.

As of May 31, 2006, approximately 1,456 Accounts had been designated to the Trust with an aggregate outstanding Receivable balance of $2.8 billion.  Of these, approximately 210 Accounts (14.42%) with an aggregate outstanding Receivable balance of $196 million (7.13%), have had a relationship with CNH less than five years.  The remaining 1,246 Accounts (85.58% of the total) representing 92.87% of the aggregate outstanding Receivable balance have had a relationship with CNH in excess of five years, with a weighted average relationship length of approximately 22 years.

Given the rapid turnover of the individual Receivables and the long term nature of the Account relationships, CNH Capital does not believe that static pool performance information is material in managing its dealer floorplan business or evaluating the Receivables. Accordingly, we do not track this information within our information system.  Moreover, static pool performance information on the Trust is not reviewed or even requested by the nationally recognized statistical rating agencies that assign the credit ratings to the Notes issued by the Trust upon which investors depend in making their investment decisions.

Prospectus Supplement

Credit Enhancement, page S-6

2.                                       While we note your response to prior comment 11, we reissue.  Please provide bracketed disclosure in your summary section to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement.  Refer to Item 1103(a)(3)(ix).

Response

We have revised the prospectus supplement as requested on page S-7.

Aging Status Distribution, page S-8

3.                                       While we note your response to prior comment 16, please revise the heading of this section as well as the tables that follow to clarify that you are presenting delinquency information by age or advise.  Please add disclosure here and under the heading “Delinquency Experience” to clarify the difference in the information you are presenting through that table and this Aging Status Distribution table.

Response

The heading of the referenced section and tables have been revised as requested on pages S-17 and S-18.  Disclosure has been added on pages S-15 and S-18 to clarify the difference in the information presented in the two tables.  Both tables present delinquency information.  The information in the table on page S-18 is presented in 30-day buckets through charge-off on the basis of both principal receivables balance and number of accounts, whereas the table on page S-15 includes historical information, on the basis of only principal receivables balance, showing all receivables that are 121 or more days delinquent in one bucket.

4.                                       Furthermore, we reissue comment 16 in part.  Please revise to provide statistics regarding the age of the pool assets pursuant to Item 1111(b)(5).  We note your response to prior comment 7 that “95% of the accounts currently being financed through the trust have had financing relationships with CNH Capital for five (5) years or greater.”

Response

A table providing statistics regarding the age of the pool assets has been added on page S-18.  In your comment, you reference the age of the financing relationships rather than the age of the receivables.  Please note that the table added in response to this comment reflects the age of the receivables—which are the pool assets—rather than the age of the dealer financing relationships.

Base Prospectus

Defaulted Receivables and Recoveries; Dilutions, page 39

5.                                       While we note your response to prior comment 22 that charging-off receivables is determined on a case by case basis, please tell us whether accounts are generally charged off after they are a certain number of days delinquent.

Response

Accounts are not charged-off based on a pre-determined number of days delinquent.  Rather, charge-off decisions are made on a case by case basis.

Paired Series, page 72

6.                                       Please provide form of disclosure in your prospectus supplement in brackets to describe how the flow of funds would work if the securities offered would be designated as an Excluded Series.  For instance, would the designation effect the “Application of Series 200[]-[] Interest Collections” and “Application of Series 2000[]-[] Principal Collections” sections on page S-4?

Response

Additional disclosure has been provided in brackets on pages S-7, S-11, S-27 and S-32 to describe changes to the series provisions that would apply if the offered securities were designated as an Excluded Series.  It is not anticipated that such designation would effect the “Application of Series 200[]-[] Interest Collections” and “Application of Series 2000[]-[] Principal Collections” sections, so specific modifications have not been made to the waterfalls.  However, bracketed placeholders have been added on pages S-35 and S-37 to indicate that the interest collections and principal collections waterfalls will be modified if necessary for any offered notes that are an Excluded Series.

7.                                       Please also include in the prospectus supplement bracketed disclosure that if an early amortization event occurs for an Excluded Series, the Excluded Series will be subordinated to the Paired Series.  Consider adding risk factor disclosure regarding the subordination as well.

Response

Bracketed disclosure has been added on page S-7 and a risk factor has been added on page S-11.  The language added on page S-7 does not specifically state that the Excluded Series “will be subordinated to the Paired Series,” but the following more specific language has been added:

“Even if an early amortization period begins, your series will not receive an allocation of principal collections until the Series 200[]-[] collateral amount has been reduced to zero.”

We think the “subordinated to” language may be confusing to investors, since the Excluded Series is not subordinated to the Paired Series except in respect of the feature described in the immediately preceding quoted language.

8.                                       Consider adding a diagram in an appropriate place to illustrate the Excluded Series feature.

Response

We do not think a diagram would be helpful to illustrate the Excluded Series feature.  As noted above in response to question 6, the use of an Excluded Series is not expected to change the application of collections.

9.                                       Please tell us whether the Excluded Series principal payments are or may be reduced by the payments to the Paired Series, other than subordination if an early amortization event occurs.

Response

An Excluded Series would not be in a scheduled accumulation or amortization period while the related Paired Series is still outstanding.  For this reason, the subordination of the Excluded Series would only impact principal payments to the Excluded Series if an early amortization event were to occur.

10.                                 We note in your response to our prior comment 28 that prefunding is generally used in connection with Excluded Securities.  Please tell us how the Paired Series would operate if there was not a prefunding period.  Consider adding disclosure, if appropriate.

Response

We think it is likely that an Excluded Series would utilize prefunding.  Both structural features are intended to facilitate replacing an accumulating or amortizing series with a new series of notes prior to repayment in full of the accumulating or amortizing series.  However, it is possible for an Excluded Series to be issued without prefunding as described below.  In order to address this question #10, it is necessary to explain how the issuance of the Excluded Series allows the issuer to replace an amortizing or accumulating series with a new series without waiting for it to be paid in full.  For this reason, we will also address question #12 in this response.

Because the Registrant cannot be certain how many receivables will be generated in the accounts designated to the trust, this transaction (like virtually all master trust transactions) includes two tests to measure whether the outstanding receivables at any time are sufficient to support the outstanding notes.  If these tests are not satisfied, the depositor must designate additional accounts and failure to designate additional accounts would cause an early amortization event.  These two tests are described in “The Trust Portfolio—Addition of Accounts” on page 65 of the base.

The tests are:

(1)                                  the Adjusted Pool Balance must at least equal the Required Pool Balance (we call this test the “Pool Balance Test” in this response); and

(2)                                  the Transferor Amount must at least equal the Trust Available Subordinated Amount (we call this test the “Transferor Amount Test” in this response).

The Required Pool Balance is equal to the sum for all series of a specified percentage (for example, 107%) of the initial outstanding principal amount of the notes of all series (other than any Excluded Series), plus a required subordinated amount.  Please note that a percentage of the initial Collateral Amount of an Excluded Series would not be included in the calculation of the Required Pool Balance pursuant to this formula.  Please also note the underlined word “initial” in the second preceding sentence because it is important to understand that while a series is accumulating or amortizing, the amount of receivables that the issuing entity is required to hold in respect of that series for purposes of the Pool Balance Test does not decrease by an amount corresponding to the repayment of principal on the amortizing series.

Even if the Excluded Series feature is used and as a result, the issuer is able to meet the Pool Balance Test described in the preceding paragraph, the issuer must still meet the Transferor Amount Test — i.e., the Transferor Amount must at least equal the Trust Available Subordinated Amount.  An important distinction between the two tests is that the Pool Balance Test described in the preceding paragraph is based primarily on the initial Collateral Amounts of each series, whereas the Transferor Amount Test is based primarily on the current Collateral Amount of each series.  This is because the Transferor Amount is equal to the pool balance minus the current Collateral Amounts of the notes.  Consequently, as principal is paid to, or accumulated for, an amortizing or accumulating series, the Transferor Amount increases, allowing the issuer to make a corresponding increase in the Collateral Amount of a new series.  This is where prefunding becomes important.  As described under “Prefunding Period” on page 70 of the base prospectus, the initial Collateral Amount of a prefunded series may be less than the outstanding principal amount of that series (the difference in these two amounts being the amount of cash that will be held in a prefunding account).  The Collateral Amount of the prefunded series will increase in an amount corresponding to the decrease in the Collateral Amount of the amortizing or accumulating series that occurs when principal is paid to, or set aside for, that series, thereby resulting in no net decrease in the Transferor Amount.  As the Collateral Amount for the new series is increased, cash is released from the prefunding account to the depositor.

How much prefunding is needed depends on the pool balance and the Collateral Amounts of all the outstanding series at the time the new series is issued.  Assume, for example, that an amortizing series with an initial Collateral Amount of $100 million has been paid off by 50%, freeing up $50 million of receivables that could serve as collateral for a new series.  If the issuing entity desires to issue a new series of $50 million, there would be no need to prefund the new series because it would be fully supported by $50 million of receivables.  However, the Pool Balance Test (which is based on the initial Collateral Amounts) might require the new series to be an Excluded Series until the Paired Series is retired.

We have revised the disclosure in the second paragraph under “Paired Series” to clarify that an Excluded Series may or may not be prefunded or may be partially prefunded.

11.                                 Please refer to the second to last sentence in your response to our prior comment 28.  You indicate that cash in the prefunding account is released in a corresponding amount.  Where is it released?

Response

Cash is released to the depositor.  See the explanation of prefunding in the third paragraph under “Prefunding Period” on page 70 in the base prospectus, which discloses that cash released from the prefunding account is paid to the depositor.

12.                                 Please explain how the issuance of the Excluded Series allows the trust in effect to replace an accumulating series with a new series without waiting for it to be paid in full.  From your explanation, it sounds like you would have to issue an Excluded Series each time an outstanding series is being paid off or funds are being accumulated for this purpose.  Could the same goal be reached in another way, such as by adding additional assets to the pool?

The first part of question #12 is addressed in the above response to question #10.  It is not necessary to issue an Excluded Series each time a series is paid off or funds are accumulated for this purpose.  If an Excluded Series is not issued, then the Transferor Amount (equal to the pool balance minus the current Collateral Amounts of the notes) will increase as the series is paid off.  If an issuer wants a constant level of funding and does not otherwise have sufficient receivables to issue a new series, then an Excluded Series must be issued.  If there are enough principal receivables in the pool, so that the Pool Balance Test would be satisfied without using an Excluded Series, then there would be no reason to use this feature.

Enhancements, page 94

13.                                 Please add disclosure on what you mean by “guaranteed rate agreements.”  Each form of credit enhancement should be described in the base prospectus.

The prospectus has been modified as requested on page 94 under the heading “Limited Subordination of Transferor’s Interest; Enhancements—Derivative Agreement.”

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7132.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie
Julie A. Gillespie